

June 9, 2010

Mr. Mark W. Mayer
Vice President and Chief Accounting Officer
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

> **RE:** **Owens Corning**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the period ended March 31, 2010**
> **Form 8-K filed on February 17, 2010**
> **Schedule 14A filed on March 17, 2010**
> **File No. 1-33100**

Dear Mr. Mayer:

We have reviewed your response letter dated May 28, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<p align="center">FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</p>

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23</u>

<u>Critical Accounting Estimates</u>

<u>Impairment of Assets, page 38</u>

1. We have reviewed your response to prior comment 5. Please supplementally tell us if you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units. Please correspondingly enhance

your disclosure to clearly state, if true, that you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units.

2. We have reviewed your response to prior comment 6. Please address the following:
   - As previously requested, please tell us the amount of precious metals recorded as of each balance sheet date;
   - Please provide us with a comprehensive explanation of how you test these precious metals for impairment, including what consideration you give to the current market price of these metals in your impairment assessment; and
   - Your response indicates that precious metals are consumed during the production process. Please disclose the estimated length of time it takes to consume these metals.

*   *   *   *

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief